UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

for the month of December, 2003

Commission File: 333-06552

PRESS RELEASE

Proxy Circular for the 2004 Annual General Meeting of Shareholders

TEMBEC INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
 (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

TEMBEC INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE OF MEETING

      NOTICE IS HEREBY GIVEN that an annual general meeting of shareholders of Tembec Inc. (the "Company") will be held in the Salons des Saisons A and B of the Omni Hotel Mont-Royal, 1050 Sherbrooke Street West, Montréal, Québec, on Thursday, January 22nd, 2004, at 11:00 a.m. for the following purposes:

1.  to receive the consolidated financial statements of the Company for the fiscal year ended September 27, 2003 together with the report of the auditors thereon;

2.  to elect the directors for the ensuing year;

3.  to appoint the auditors and authorize the board of directors to fix their remuneration; and

4.  to transact such other business as may properly come before the meeting.

      A copy of the Management Proxy Circular accompanies this notice.

      Since it is desirable that as many shares as possible be represented and voted at the meeting, you are requested if unable to attend the meeting in person, to complete and return the enclosed form of proxy in the envelope provided for that purpose.

      Montréal, this 12th day of December 2003.

                                                                                                By Order of the board of directors

                                                                                                  /s/Claude Imbeau

                                                                                                Claude Imbeau
                                                                                                Vice-President,
                                                                                                General Counsel and Secretary

TEMBEC INC.

CIRCULAR

Solicitation of Proxies

      This Circular is furnished in connection with the solicitation by the management of Tembec Inc. (hereinafter the "Company" or, when referenced as a consolidated entity or to one or more of its subsidiaries, referred to as "Tembec") of proxies to be used at the annual general meeting of shareholders of the Company to be held at the time and place and for the purposes set forth in the foregoing notice of meeting. The solicitation will be primarily by mail; however, the directors, officers and employees of the Company may also solicit proxies by telephone, e-mail, telecopier or in person. The cost of solicitation by management will be borne by the Company.

Appointment and Revocation of Proxy

      The persons named in the enclosed proxy form are corporate officers and/or directors of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO by striking out the names of the persons designated and by inserting such other person's name in the blank space provided in the proxy form or by completing another proper form and, in either case, delivering the completed proxy form to Tembec Inc., c/o National Bank Trust, Shareholder Ownership Management, 9th Floor, 1100 University Street, Montréal, Québec, H3B 2G7 or care of the Secretary of the Company at its head office, 800 René-Lévesque Blvd. West, Suite 1050, Montréal, Québec, H3B 1X9, before the meeting.

      Shareholders executing the proxy form may revoke it at any time, as long as it has not been exercised, by instrument in writing executed by the shareholder or his attorney authorized in writing and deposited either at the head office of the Company at any time up to and including the last business day preceding the date of the meeting, or any adjournment thereof, or with the Chairman of the meeting on the day of the meeting, or adjournment thereof.

Non-Registered Holders of Shares

      The information set out in this section is of importance to the shareholders who do not hold shares in their own name. Persons who hold shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold such securities in their own name ("Beneficial Holders") should note that only proxies deposited by persons whose names appear on the records of the Company may be recognized and acted upon at the meeting. If shares are listed in an account statement provided to a Beneficial Holder by a broker, then in almost all cases, those shares will not be registered in the Beneficial Holder's name on the records of the Company. Such shares will more likely be registered under the names of the broker or an agent of that broker. In Canada, the vast majority of shares are registered under the name of the CDS & Co., which acts as nominee for many Canadian brokerage firms. Shares held by brokers, agents or nominees can only be voted upon the instructions of the Beneficial Holder. Without specific instructions, brokers, agents and nominees are prohibited from voting securities for the brokers' clients. Beneficial Holders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person at the appropriate time.

      Intermediaries/brokers are required to seek voting instructions from Beneficial Holders in advance of shareholders' meetings. Each intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Holders to ensure that their shares are voted at the appropriate meeting. The purpose of the form of proxy or voting instruction form supplied to a Beneficial Holder by its broker, agent or nominee is limited to instructing the broker or agent of the broker how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate this responsibility to Independent Investor Communications Corporation ("IICC"). IICC typically supplies a voting instruction form, mails those forms to Beneficial Holders and asks them to return the forms to IICC or follow specified telephone voting procedures. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the meeting. A Beneficial Holder receiving a voting instruction form from IICC cannot use that form to vote shares directly at the meeting – the voting instruction forms must be returned to IICC or the telephone procedures completed well in advance of the meeting in order to have such shares voted.

Exercise of Discretion by Agents

      The shares represented by the enclosed proxy form will be voted in accordance with the instructions of the shareholders executing it and, where a choice is specified, the shares will be voted accordingly. WHERE NO CHOICE IS SPECIFIED, THE SHARES SO REPRESENTED WILL BE VOTED IN FAVOUR OF THE ELECTION OF THE PROPOSED NOMINEES TO THE BOARD OF DIRECTORS AND IN FAVOUR OF THE APPOINTMENT OF THE PROPOSED NOMINEE AS AUDITOR. The enclosed proxy form confers discretionary authority upon the persons named therein with respect to amendments or new matters submitted to the meeting. At the time of printing of this Circular, the management of the Company knows of no such amendments or new matters.

Voting Shares and Principal Holders Thereof

      On November 17, 2003, 85,817,932 common shares of the Company were outstanding, each carrying the right to one vote per share, so that the aggregate number of votes attaching to all the outstanding shares is 85,817,932.

      To the knowledge of the senior executives of the Company, no person or company beneficially owns, directly or indirectly, or exercises control over, more than ten per cent (10%) of the voting rights attached to all common shares of the Company, with the exception of the Caisse de dépôt et placement du Québec which, together with its subsidiary CDP Capital –World Markets Inc., holds a total of 8,727,593 common shares representing approximately 10.17% of the Company's outstanding common shares and for Natcan Investment Management Inc. and Altamira Management Ltd. which hold together a total of 8,914,911 common shares representing approximately 10.28% of the Company's outstanding common shares.

      Only shareholders of record at the close of business on December 12, 2003 will be entitled to vote at the meeting.

Election of Directors

      There will be twelve (12) nominees to be elected at the meeting as directors, each to hold office for a term of one year or until his successor is elected or appointed.

      Unless authority to vote on the election of directors is withheld, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in favour of the twelve (12) nominees listed below or, in the event of any vacancies among such nominees (an event that the management of the Company has no reason to believe will occur) in favour of the remaining nominees and of substitute nominees.

Information Concerning Nominees as Directors

      Set forth below is information pertaining to persons who are proposed to be nominated for election as directors. If elected, they will serve until the next annual meeting of shareholders or until their successors are appointed in accordance with the by-laws of the Company.

      The following information is based on data furnished by the directors. The information with respect to ownership of common shares includes those shares for which such persons have voting power or investment power. Voting power and investment power are not shared with others unless specifically stated. Each director, except for a director who is a unionized employee of the Company, is required to own at least 3,500 common shares of the Company or to acquire such amount of common shares within two years after he or she has been elected as a director.

Claude Boivin

CLAUDE BOIVIN, Saint-Lambert, Québec. Mr. Boivin is the former President and Chief Operating Officer of Hydro-Québec and has been a director of the Company since 1993 and serves as a member of its Corporate Governance, Audit and Human Resources committees. Mr. Boivin also serves as a director of CGI Group Inc., Héroux-Devtek Inc., Groupe Laperrière & Verreault Inc. and of Boralex Power Income Fund.

Mr. Boivin owns 4,825 common shares of the Company.

James E. Brumm

JAMES E. BRUMM, New York, New York. Mr. Brumm is the Executive Vice-President, General Counsel and director of Mitsubishi International Corporation and has been a director of the Company since 1999 and serves as a member of its Audit, Pension Fund Advisory and Human Resources committees. Mr. Brumm served as a director of Mitsubishi Corporation from 1995 - 2002 and is a Director of Brunei LNG S.B. He is a member of the Board of Visitors of Columbia University Law School, a Vice-President of the board of the Sanctuary for Families, a board member of Forest Trends and of the American Bird Conservancy. He is also President of the Mitsubishi International Corporation Foundation and a member of the Corporate Council of the New York Botanical Garden and the Corporate Advisory Council of Earthwatch.

Mr. Brumm owns 11,858 common shares of the Company.

Frank A. Dottori

FRANK A. DOTTORI, O.C., Témiscaming, Québec. Mr. Dottori is the President and Chief Executive Officer of the Company, has been a director of the Company since 1977 and serves as a member of its Environmental Committee. Mr. Dottori is Chairman of the Pulp and Paper Research Institute of Canada, and co-chair of the Free Trade Lumber Council. He is a director of Saputo Inc. and of Bell Nordiq Group Inc.

As of November 24, 2003, Mr. Dottori owns directly and indirectly 1,008,720 common shares of the Company.

Jacques J. Giasson

JACQUES J. GIASSON, Montréal, Québec. M. Giasson is the Chairman and Chief Executive Officer of Groupe Giasson Ltd. and has been Chairman and a director of the Company since 1991 and chairs its Corporate Governance and Human Resources committees as well as serving as a member of its Audit, Environmental and Pension Fund Advisory committees. Mr. Giasson is also Chairman of Uniboard Canada Inc. and chairs its Executive, Human Resources and Environmental committees in addition to serving as a member of its Audit Committee. He is a former director of ABN Amro Bank of Canada and former Chairman of its Conduct Committee. Mr. Giasson is past President and Chief Executive Officer of St. Lawrence Cement Inc. and past Chairman of the board and of the Executive Committee of Sidbec-Dosco Inc. Mr. Giasson has served on the board of a number of Canadian companies. He is also a life governor of the Foundation of UQAM, past governor of Les Jeunes Entreprises du Québec and director of the World Wildlife Fund Canada.

Mr. Giasson owns 48,731 common shares of the Company.

Pierre Goyette

PIERRE GOYETTE, Outremont, Québec. M. Goyette has been a director of the Company since 1986 and chairs its Audit Committee as well as serving as a member of its Corporate Governance Committee. Mr. Goyette is also a director of Groupe St-Hubert Inc and is Chairman of the Montréal World Film Festival.

Mr. Goyette owns 4,226 common shares of the Company.

Gordon S. Lackenbauer

GORDON S. LACKENBAUER, Calgary, Alberta. Deputy Chairman of BMO Nesbitt Burns, has been a director of the Company since 1973 and serves as a member of its Corporate Governance Committee.

Mr. Lackenbauer owns 33,756 common shares of the Company.

Bernard Lamarre

BERNARD LAMARRE, O.C., O.Q., Montréal, Québec. Mr. Lamarre is the Chairman of Bellechasse Santé Inc. and has been a director of the Company since 1997 and chairs its Environmental Committee. Mr. Lamarre is also Chairman of the Société du Vieux Port de Montréal, of the Société de la Faune et des Parcs du Québec, of École polytechnique de Montréal, of FRE Composites Inc. and of the Montréal Fine Arts Museum.

Mr. Lamarre owns 10,863 common shares of the Company.

Mary Theresa McLeod

MARY THERESA McLEOD, Toronto, Ontario. Ms. McLeod is a director of the Company since January 23, 2003 and serves as a member of its Audit Committee. Ms. McLeod held senior investment banking positions with Scotia McLeod Inc., Merrill Lynch Canada Inc., and Pitfield, MacKay, Ross & Company Ltd. Ms. McLeod is a part-time member of the Ontario Securities Commission and a member of its Nominating and Corporate Governance committee. She is also a director of Epcor Utilities Inc. and Westcast Industries Ltd. Ms. McLeod is a Chartered Financial Analyst and has earned her MBA from the University of Western Ontario.

Ms. McLeod owns 1,063 common shares of the Company.

Robert K. Rae

The Hon. ROBERT K. RAE, O.C., P.C., Q.C., Toronto, Ontario. Mr. Rae is a partner of Goodmans LLP and has been a director of the Company since 1997, chairs its Pension Fund Advisory Committee and serves as a member of its Human Resources and Corporate Governance committees. Mr. Rae, former Premier of Ontario, is a board member of Hydro One, Trojan Technology, and Niigon Technology. He also serves as Chairman of the Forum of Federations, of the Institute for Research in Public Policy, the Royal Conservatory of Music and the Toronto Symphony Orchestra. He is a director of the Canadian Ditchley Foundation, national spokesperson for the Leukemia Research Fund. He is also a member of the International Council of the Asia Society, and of the Internal Trade Disputes Panel.

Mr. Rae owns 7,961 common shares of the Company.

Luc Rossignol

LUC ROSSIGNOL, Témiscaming, Québec. Mr. Rossignol is the President of Local 233 of the Communications, Energy and Paper Workers Union and has been a director of the Company since 2000.

Mr. Rossignol owns 800 common shares of the Company.

Guylaine Saucier

GUYLAINE SAUCIER, C.M., Montréal, Québec. Ms. Saucier has been a director of the Company since 1993 and serves as a member of its Audit Committee and its Pension Fund Advisory Committee. Ms. Saucier is also a director of AXA Insurances Inc., Petro-Canada, Bank of Montréal, Nortel Networks and Altran Technology. Ms. Saucier is the former Chair of the board of directors of the Canadian Broadcasting Corporation, of the Canadian Institute of Chartered Accountants and of the Joint Committee on Corporate Governance.

Ms. Saucier owns 4,696 common shares of the Company.

François Tremblay

FRANÇOIS TREMBLAY, Montréal, Québec. Mr. Tremblay is a partner of Cain Lamarre Casgrain Wells and has been a director of the Company since 1990 and serves as a member of its Environmental Committee.

Mr. Tremblay owns 10,571 common shares of the Company.

     The average age of the directors is 61.

     The following tables summarize for each of the directors the number of board and committee meetings they attended in the last twelve months.

Director	Board Meeting	Committee Meeting

Claude Boivin	6 of 9	12 of 12
James E. Brumm	9 of 9	10 of 10
Frank A. Dottori	9 of 9	3 of 3
Jacques J. Giasson	9 of 9	18 of 18
Pierre Goyette	9 of 9	8 of 8
Gordon S. Lackenbauer	8 of 9	4 of 4
Bernard Lamarre	8 of 9	3 of 3
Mary Theresa McLeod	7 of 7	2 of 2
The Hon. Robert K. Rae, P.C.	8 of 9	10 of 11
Luc Rossignol	9 of 9	N/A
Guylaine Saucier	8 of 9	7 of 7
François Tremblay	8 of 9	2 of 3

Meeting Type	Totals

Board	9
Audit	4
Corporate Governance	4
Human Resources	4
Environmental Committee	3
Pension Fund Advisory Committee	3

Total number of meetings held	27

Corporate Governance

      The Company's board of directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Company. The Corporate Governance Policy of the Company (the "Policy") adopted by the board of directors defines the functions and the mandate of the board of directors. The board has also created the following five committees, each with its own written mandate: the Corporate Governance Committee, the Audit Committee, the Human Resources Committee, the Environmental Committee and the Pension Fund Advisory Committee. The Company's corporate governance practices are described in Schedule "A" attached to this Management Proxy Circular.

      The Chairman of the board and the majority of directors and members of board committees are independent of management. Ten of the Company's twelve directors are both unrelated and outside directors. Mr. Frank A. Dottori (the President and Chief Executive Officer of the Company) and Mr. Luc Rossignol (employee and President, Local 233 of the Communications, Energy and Paperworkers Union of Canada), are the two board members who are considered to be related and inside directors.

      No shareholder of the Company has the ability to exercise a majority of the votes for the election of the board of directors.

      The board of directors has an Audit Committee which currently consists of Messrs. Pierre Goyette (Chairman), Claude Boivin, Jacques J. Giasson, James E. Brumm, Ms. Guylaine Saucier and Ms. Mary Theresa McLeod. The mandate of the Audit Committee is described in Schedule "A" attached to this Management Proxy Circular. All the members of the Audit Committee are financially literate. The following three members of the Audit Committee are considered "financial experts", within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002: Pierre Goyette, Guylaine Saucier and Mary Theresa McLeod.

Remuneration of Directors

      Only directors who are not full-time executives of the Company receive compensation for acting as members of the board of directors and as members of board committees. For the last twelve months, directors were paid an annual fee of $15,000 plus $1,000 per meeting attended. Meetings scheduled to be held via telephone conference were remunerated on the basis of $625 per meeting. Effective January 2004, it is proposed that directors be paid an annual fee of $25,000 plus $1,500 per meeting attended, while $1,000 will be payable for meetings scheduled to be held via telephone conference. The Chairman of the board is paid an annual fee of $75,000.

      In the last twelve months, members of the various board committees were paid an annual retainer of $3,000 with meeting fees of $1,000. Committee Chairs were paid an annual retainer of $5,000. Effective January 2004, it is proposed that non-chair members of the Corporate Governance and Audit committees be paid an annual retainer fee of $5,000 and non-chair members of the Human Resources, Pension Fund Advisory and Environmental committees will be paid annual retainers of $3,000 and meeting fees of $1,500. It is also proposed that committee Chairs be paid an annual fee of $7,500 for the Corporate Governance and Audit committees and $5,000 for the other committees.

      Directors may, twice-yearly, elect to subscribe to common shares under the stock purchase scheme set forth in the Long-Term Incentive Plan up to an amount equal to their retainer and attendance fees. In January and July of each year, directors are awarded options to purchase that number of shares equal to their semi-annual retainer and attendance fees divided by the market price of the shares multiplied by two which vest according to the vesting schedule under the Long-Term Incentive Plan. Directors who elect not to subscribe for the full amount of their semi-annual retainer and attendance fees will lose a pro rata portion of the options granted. Directors are not entitled to participating awards and bonuses and are not eligible for the Long-Term Bonus in the Long-Term Incentive Plan. (see "Report on Executive and Other Compensation – Long-Term Incentive Plan")

Liability Protection for Directors and Officers

      Tembec has entered into indemnification agreements with each of its directors. It also maintains directors' and officers' liability insurance which provides coverage against claims made against them during their term of office. The aggregate protection under the policy is for an amount of $50 million with deductibles, for Tembec, ranging from $50,000 to $100,000, depending on the nature of the claim. Aggregate premiums were $247,000 for the 2002 policy year.

Code of Ethics

      The Company has adopted a Code of Ethics and Business Conduct for all its employees, including its Chief Executive Officer and its Chief Financial Officer. The Company's Code of Ethics and Business Conduct applies to all employees of the Company's subsidiaries, and consultants, suppliers and other individuals working with or on behalf of Tembec are encouraged to adhere to it. Where appropriate, the Company's Code of Ethics and Business Conduct also applies to directors of the Company. The Company's Code of Ethics and Business Conduct is available on the Company's internet web-site at www.tembec.com.

Tembec Compensation Program

      Tembec's general philosophy is to pay for performance at all levels of Tembec. As a consequence, Tembec's total compensation for management employees is based on the achievement of certain objectives, which include increasing shareholder value.

      Specifically, the objectives of Tembec's total compensation program are as follows:

1.  to encourage employees to support defined corporate principles, objectives and priorities;

2.  to encourage employees to become shareholders of the Company;

3.  to motivate and reward employees who contribute to increase shareholder value; and

4.  to retain key employees.

Report on Executive and Other Compensation

      The Human Resources Committee (the "Committee") oversees compensation for the executives and managers of the Company. The Committee is composed of four members of the board of directors. Mr. Jacques J. Giasson, Chairman of the Committee and also Chairman of the board, as well as Messrs. Claude Boivin, James E. Brumm and Robert K. Rae. The members of the Committee are neither employees nor former employees of the Company. The Committee may invite the Chief Executive Officer and the Vice-President Human Resources to attend meetings to provide advice and consultation as required.

      The Committee oversees the application of the policies, plans and compensation for all employees. The Committee makes recommendations to the board of directors on compensation payable to employees up to and including the Chief Executive Officer and approves compensation levels and grants for senior officers.

      Compensation – Unionized Employees

      The majority of Tembec's employees are covered under contractual agreements with unions representing the employees. The agreements define rates of pay for specific responsibilities as well as fringe benefits. The Company encourages flexibility and commitment, and in return, where applicable, provides enhanced job security, performance based incentive programs, and Tembec's Profit Sharing Plan. The Company also provides an opportunity to employees to become shareholders via its Employee Stock Purchase Plan.

      Compensation – Non-Unionized/Management Employees and Executives

      The majority of Tembec's non-unionized employees are paid a base salary plus an annual performance bonus determined by meeting objectives set out under the Short-Term Incentive Plan.

      Executives and key employees may also participate in the Company's Long-Term Incentive Plan. This plan is geared to reward employees if Tembec's relative financial performance exceeds the performance of a group of predetermined forest products industry companies.

Base Salary

      The base salary midpoint is set at 95% of the applicable All Industrial Average (AIA) for positions of similar responsibility as determined from time to time by various surveys conducted by independent professional compensation consultants. Annual salaries are then adjusted on the basis of the individual's performance, experience and position relative to peers in Tembec. Salary scales vary from 80% to 120% of the above mid-point.

      The salary of employees who do not qualify under the Company's incentive plans is set at the applicable median for total compensation and adjusted as noted above.

Short-Term Incentive Plan

      The Short-Term Incentive Plan (STIP) is designed to relate a portion of the individual's compensation to the Company's performance via an objective-based incentive program. The participants are compensated on corporate, business unit and individual objectives. The bonus potential available for each position is expressed as a percentage of Salary Midpoint (AIA) and varies according to the position of the individual, with the maximum potential being 80% of Salary Midpoint for the Chief Executive Officer and senior executives and ranging down to 30% of Salary Midpoint for front-line supervision level. Satisfactory performance of the individual should result in an annual STIP pay-out equivalent to 50% of the maximum potential. The objectives and achievements for senior executives under the STIP are reviewed by the Human Resources Committee on an annual basis. Members of the board participate in the Company's annual strategic planning meeting where corporate objectives to be used under this plan are set.

Ad Hoc Bonus Program

      An amount is set aside each year, as determined by the Committee upon recommendation of the Chief Executive Officer and senior executives, to recognize special efforts, accomplishments or performance that are not part of specific annual objectives. The intent is to support and encourage Tembec's entrepreneurial spirit.

Long-Term Incentive Plan

      The Long-Term Incentive Plan (LTIP) is designed to:

  align the interests of key employees with those of shareholders by participation in a stock purchase scheme and through the granting of options in order to ensure that key employees own at least 50% of their base salary in shares on an ongoing basis; and

  reward key employees if the Company's relative performance is superior to its competition; and

  retain key employees.

      Under the stock purchase scheme, participants in the LTIP are granted an annual entitlement to purchase shares, without any financial assistance from the Company, determined by multiplying the individual's base salary by a factor applicable to the position. The factor ranges from 0.50 for the Chief Executive Officer, down to 0.10 depending on the level of the position. On the date of the grant of the entitlement, a key employee is awarded options to purchase that number of shares which is equal to the entitlement divided by the market price of the shares multiplied by two. The Committee may award additional options. An option becomes vested and may be exercised after 24 months following the date of grant for up to 40% of the number of shares to which the participant is entitled, after 36 months following the date of grant, up to another 20% of the number of shares to which the participant is entitled, after 48 months following the date of grant, up to another 20% of the number of shares to which the participant is entitled and, after 60 months following the date of grant, up to the last 20% of the number of shares to which the participant is entitled. These options have no market value when granted, but will acquire value as the price of the Company's common shares increase.

      Key employees who commit to purchase shares under an annual entitlement will receive a participating award and a participating bonus and will be eligible to receive a Long-Term Bonus based on the Company's performance compared with a sample of the return on capital invested of companies in the Canadian forest products industry at the end of a measurement period (the "Cycle") and based on the number of shares committed in the subscription. The participating award is equal to 25% of the subscription amount committed to by the key employee and will be used by the trustee to purchase shares under the stock purchase scheme on behalf of the key employee. The participating bonus is a cash bonus paid to the key employee equal to 25% of the subscription amount committed to by the key employee.

      The Long-Term Bonus is designed to reward key employees if the Company outperforms a designated sample of its peers over three four-year cycles:

Cycle 1:	from the beginning of the fiscal year in which a commitment to a subscription was made to four years thereafter;
Cycle 2:	from the beginning of the second fiscal year to five years after the fiscal year in which a commitment to a subscription was made; and
Cycle 3:	from the beginning of the third fiscal year to six years after the fiscal year in which a commitment to a subscription was made.

      A third of the Long-Term Bonus can be earned in Cycle 1, a maximum cumulative amount of 67% in Cycle 2, and a maximum cumulative amount of 100% at the end of Cycle 3. The proportion of the bonus paid is based on the Company's relative average ROCE performance against the above pre-selected group of peers.

      The bonus hurdles are as follows:

<50	percentile	0% of bonus applicable
50-74	percentile	50% of bonus applicable
75-89	percentile	75% of bonus applicable
90-100	percentile	100% of bonus applicable

      The Long-Term Bonus is equivalent to the participant's investment in shares purchased pursuant to the stock purchase scheme (on an after-tax basis) under the Long-Term Incentive Plan, provided that the shares are held at the end of the Cycle. The Committee may change the components of the peer group or the performance measure when grants are awarded to reflect evolving market dynamics.

      Shares under the stock purchase scheme are purchased by a trustee on behalf of key employees on the market. Key employees who fail to subscribe for the full amount of an annual entitlement will lose a pro-rata portion of the options granted and of the Long-Term Bonus.

      With the enactment of the Sarbanes-Oxley legislation, the board of directors amended the LTIP to (i) introduce the stock purchase scheme described above, (ii) eliminate any financial assistance to employees, (iii) eliminate the grant of rights, and (iv) consolidate the shares previously reserved for issuance pursuant to the exercise of rights and options.

      The executive officers of the Company listed on page 15 of this Management Proxy Circular own approximately 300% of their collective base salaries in common shares of the Company. As explained above, they are no longer entitled to financial assistance to acquire shares.

CEO Compensation

      Mr. Frank A. Dottori currently receives an annual base salary of $840,000 as President and Chief Executive Officer of the Company. The Committee has decided to adjust Mr. Dottori's base salary to $900,000 for the coming year. Mr. Dottori's annual base salary is determined in the same manner as described in the section above on base salary.

      With respect to his total compensation for Fiscal 2003, Mr. Dottori earned a bonus of $221,422 under the Short-Term Incentive Plan (representing 31.75% of his bonus potential under such plan or 26.36% of his 2003 base salary). The Committee also awarded him an ad hoc bonus of $100,000 to recognize his ability to sustainably lead the Company in the areas of strategic growth, cost reduction, margin improvement and employee development, and for his active role in protecting the Company's interests in the softwood lumber trade dispute with the United States.

      The total annual cash compensation package of the Chief Executive Officer consists of the elements indicated above. The practice of the Committee when establishing the amount for each element is to align them to the median of the All Industrial Average market, which is most representative of Tembec's nature and activities. This information, reported by Hay Group, is based on the compensation practices of over 250 organizations.

      Mr. Dottori's total compensation package for Fiscal 2003 places him slightly below the median of Hay Total Compensation Design for the All Industrial Average.

      The Chief Executive Officer of the Company is required to own a minimum amount of common shares of the Company equivalent to 50% of his or her base salary or to acquire such amount of common shares within two years after he or she has been appointed as CEO. Mr. Dottori owns directly or indirectly approximately 1,000% of his base salary in common shares of the Company.

Submitted by the Human Resources Committee:

                   Jacques J. Giasson                Claude Boivin                Robert K. Rae                James E. Brumm

Executive Compensation

      The following summary compensation table shows certain compensation components earned under the above programs by the President and Chief Executive Officer and the four other most highly-compensated executive officers of the Company ("Named Executive Officers") for services rendered during the financial years ended September 27, 2003, September 27, 2002 and September 29, 2001. This information includes the dollar value of base salaries and bonus awards, the number of shares covered by options and certain other compensation.

SUMMARY COMPENSATION TABLE

Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other annual Compensation ($)(1)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(2) Payouts ($)	All Other Compensation ($)(3)(4)

Frank A. Dottori President and Chief Executive Officer	2003 2002 2001	840,000 840,000 817,500	321,422 377,187 443,474	98,978 101,532 67,235	38,950 80,000 14,000	– – –	105,000 225,907 –	27,000 24,750 20,875
Terrence P. Kavanagh Executive V.-P. President, Pulp & Paper Group	2003 2002 2001	425,000 350,000 343,750	219,273 255,033 215,155	21,981 21,681 34,503	20,800 17,000 16,500	– – –	56,250 23,313 98,376	6,000 6,000 6,000
Michel Dumas Executive Vice President – Finance and Chief Financial Officer	2003 2002 2001	337,500 300,000 287,500	173,909 210,351 191,729	8,962 8,662 11,172	13,900 14,000 12,000	– – –	37,500 15,019 14,850	13,500 12,250 10,583
Fred LeClair(5) Executive V.-P. President, Forest Products	2003 2002 2001	315,000 300,000 293,750	94,810 169,422 198,453	5,933 5,633 5,757	13,900 14,000 4,500	– – –	37,500 – –	13,500 13,500 13,500
Mel Zangwill Senior V.-P., President, Paperboard Group	2003 2002 2001	268,750 250,000 250,000	110,868 189,535 105,120	3,977 3,721 3,404	11,500 12,000 –	–	31,250 – 19,228	6,000 6,000 6,000

___________

(1)  Amounts shown in this column include the taxable benefit from loans by Tembec which were granted for relocation purposes and/or for the purchase of Company shares and the benefit from the exercise of options and/or the sale of shares related to such options.

(2)  Amounts shown in this column include the participating award used by the Trustee to purchase shares and the participating bonus in cash granted under the new LTIP for the year 2003. See "Compensation – Non-Unionized / Management Employees and Executives – Long-Term Incentive Plan".

(3)  Amounts shown in this column include the Company's contribution under the Employee Stock Purchase Plan. The executive officers of the Company participate in this plan on the same basis as all other employees of the Company. Under this plan, employees can purchase common shares of the Company up to 10% of their base salary or wage. The Company contributes 25% of the amount invested by the employee if the shares are held for a minimum period of time. Purchases of common shares under this plan occur on the open market.

(4)  Amounts shown in this column also include Tembec's contributions under the defined contribution pension plan which were for all the Named Executive Officers.

(5)  Mr. Fred LeClair is no longer an officer of the Company.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Option on the Date of Grant ($/Security)	Expiration Date
Frank A. Dottori	38,950	18.7%	10.78	10.78	Dec. 12, 2012
Terrence P. Kavanagh	20,800	9.9%	10.78	10.78	Dec. 12, 2012
Michel Dumas	13,900	6.7%	10.78	10.78	Dec. 12, 2012
Fred LeClair	13,900	6.7%	10.78	10.78	Dec. 12, 2012
Mel Zangwill	11,500	5.5%	10.78	10.78	Dec. 12, 2012

     The following table summarizes for each of the Named Executive Officers, the number of options exercised in the financial year ended September 27, 2003, the aggregate value realized upon exercise and the total number of unexercised options held at September 27, 2003. The value realized upon exercise is the difference between the market value of the common share on the exercise date and the exercise or base price of the options. The value of unexercised in-the-money options at financial year-end is the difference between its exercise price and $8.65 per share, which was the market value of the common share on September 27, 2003. These options have not been and, in some cases, may not be exercised. Actual gains on exercise, if any, will depend on the value of the Company's shares on the date of exercise.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY
COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES
	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/Unexercisable
Frank A. Dottori	–	–	685,600/147,350	0/0
Terrence P. Kavanagh	–	–	127,280/49,820	0/0
Michel Dumas	–	–	69,200/36,700	0/0
Fred LeClair	–	–	7,800/34,600	0/0
Mel Zangwill	–	–	110,000/23,500	0/0

RETIREMENT PLANS

Retirement Plans – Unionized Employees

     The purpose of retirement plans is to provide an adequate income replacement upon retirement. Tembec provides certain benefits through basic pension plans. The basic plans for unionized employees will vary from defined benefit plans to defined contribution plans to RRSP's, pursuant to the various labour agreements.

Retirement Plans – Management Employees and Executives

     The Company provides certain benefits through basic pension plans, as well as supplemental pension benefits for certain individuals.

Base Plan

     For services prior to January 1, 2000, the basic plan for management employees and executives is a defined benefit plan which provides for a benefit of 1.0% of the average of the best consecutive five years of earnings (base salary and bonus) of the last ten years, multiplied by the years of credited service up to December 31, 1999.

     For services after January 1, 2000, the basic plan for management employees and executives is a defined contribution plan which provides for a contribution by Tembec of 6% of the employee's base salary and bonus. Individual accounts are set up for each employee who can direct their investments amongst a selection of mutual funds and a 5-year GIC. A group RRSP is also available to allow employees to save additional amounts for their retirement.

     Earnings under this plan are limited to $100,000 for executives participating in the Supplementary Pension Plan. The cap of $100,000 in the base plan for Mr. Dottori and Mr. Kavanagh was introduced in 1990.

Supplementary Pension Plan

     A Supplementary Pension Plan is in place for the executives who participated in this plan prior to January 1, 2000. The plan provides coverage for earnings in excess of $100,000 per year. The benefit of the Supplementary Pension Plan is fixed at 1.6% of the average of the best consecutive five years of earnings (base salary plus bonus earned) of the last ten years, in excess of the base salary as defined in the basic plan above, multiplied by the years of credited service.

     The following tables show the estimated annual benefits payable to participants under the retirement plans (base plan) and the Tembec Supplementary Pension Plan upon retirement after a certain number of credited years of service.

PLAN TABLE

	Years of Service(1)
Remuneration ($)	15	20	25	30	35
Base Plan
$100,000+	$15,000	$20,000	$25,000	$30,000	$35,000
Supplementary Plan
$150,000	$12,000	$16,000	$20,000	$24,000	$28,000
$175,000	$18,000	$24,000	$30,000	$36,000	$42,000
$200,000	$24,000	$32,000	$40,000	$48,000	$56,000
$250,000	$36,000	$48,000	$60,000	$72,000	$84,000
$300,000	$48,000	$64,000	$80,000	$96,000	$112,000
$400,000	$72,000	$96,000	$120,000	$144,000	$168,000
$500,000	$96,000	$128,000	$160,000	$192,000	$224,000
$600,000	$120,000	$160,000	$200,000	$240,000	$280,000
$700,000	$144,000	$192,000	$240,000	$288,000	$336,000
$800,000	$168,000	$224,000	$280,000	$336,000	$392,000
$900,000	$192,000	$256,000	$320,000	$384,000	$448,000
$1,000,000	$216,000	$288,000	$360,000	$432,000	$504,000
$1,100,000	$240,000	$320,000	$400,000	$480,000	$560,000
$1,200,000	$264,000	$352,000	$440,000	$528,000	$616,000
$1,300,000	$288,000	$384,000	$480,000	$576,000	$672,000
$1,400,000	$312,000	$416,000	$520,000	$624,000	$728,000
$1,500,000	$336,000	$448,000	$560,000	$672,000	$784,000

___________

(1)  Under the Plans, the following Named Executive Officers have earned the following number of credited years of service on September 27, 2003:

	Supplementary Plan Years	Basic Plan Years

F.A. Dottori	31.9	26.1
T.P. Kavanagh	29.2	25.4
M. Dumas*	18.1	14.3
M. Zangwill	7.1	3.3

___________

*   Mr. Dumas' services include years with a subsidiary of the Company in a similar plan.

Indebtedness

     The aggregate indebtedness to Tembec as at November 17, 2003 of all senior officers, executive officers, directors and former senior officers, executive officers and directors entered into regarding the purchase of securities of the Company, excluding routine indebtedness (as defined under applicable securities laws), was $5,191,168.

     The table below represents amounts outstanding on loans made prior to July 2002. Directors, executive officers and senior officers are no longer entitled to be granted loans.

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND
SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2003 ($)	Amount Outstanding as at Nov. 17, 2003 ($)	Financially Assisted Securities Purchases During 2003	Security for Indebtedness
Frank A. Dottori President & Chief Executive Officer	Lender	2,897,706	2,863,449	N/A	307,000 shares
Michel Dumas Executive Vice President – Finance and Chief Financial Officer	Lender	275,710	270,974	N/A	21,000 shares
Charles Gagnon V.-P., Corporate Relations	Lender	102,393	99,831	N/A	7,950 shares
Thomas Gale V.-P. and General Manager Resins Group	Lender	42,120	42,120	N/A	4,000 shares
Claude Imbeau V.-P., General Counsel and Secretary	Lender	55,400	54,216	N/A	5,250 shares
Terrence P. Kavanagh Executive V.-P., President, Pulp & Paper Group	Lender	462,735	444,212	N/A	38,150 shares
Gerry Kutney V.-P. and General Manager, Silvi Chemical Products Group	Lender	131,735	128,775	N/A	10,750 shares
Fred LeClair Former Officer	Lender	182,535	182,535	N/A	14,250 shares
James Lopez Executive V.-P., President Forest Products	Lender	253,289	246,396	N/A	23,900 shares
Stephen Norris Treasurer	Lender	57,967	56,546	N/A	4,925 shares
Yves Ouellet V.-P., Human Resources	Lender	90,729	89,545	N/A	7,450 shares
Mahendra A. Patel V.-P., Engineering, Purchasing and Logistics	Lender	183,706	177,997	N/A	20,250 shares
Jacques Rochon V.-P., Information Technology	Lender	52,965	51,189	N/A	3,750 shares
Jacques Rocray V.-P., Environment and Technology	Lender	105,831	103,497	N/A	8,250 shares
Jean-Louis Tétrault V.-P., Admin. and Legal Affairs	Lender	144,330	142,554	N/A	17,000 shares
Richard Tremblay Corporate Controller	Lender	123,048	121,272	N/A	12,175 shares
Mel Zangwill Senior V.-P., President, Paperboard Group	Lender	122,380	116,460	N/A	11,000 shares

Termination of Employment, Change in Responsibilities and Employment Contracts

     The Company has entered into employment agreements of indefinite terms with the Named Executive Officers which provide that if their employment is terminated for any reason other than for cause, they shall be entitled to receive reasonable compensation.

Performance Graph

     The following performance graph shows the yearly change in the cumulative total shareholder return on the Company's shares compared with the TSX Paper & Forest Product Index, the S&P/TSX Composite Index and the S&P/TSX Canadian Materials Index over the five-year period ended September 30, 2003.

     The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid. The calculation excludes trading commissions and taxes. Total shareholder returns from each investment, whether measured in dollars or percentage terms, can be calculated from the year-end investment values in the graph below.

	1999	2000	2001	2002	2003
Tembec Inc.	100	110	75	72	60
S&P/TSX Composite Index	100	151	101	93	114
TSX Paper & Forest Product Index	100	103	89	99	97
S&P/TSX Canadian Materials Index	100	83	90	99	112

___________

Notes:
(1)  Tembec has not paid any dividends.
(2)  S&P/TSX Composite Index, TSX Paper & Forest Product Index and S&P/TSX Canadian Materials Index are total return indexes (all dividends reinvested).
(3)  Data up to September 30, 2003.
(4)  Since May 2003, the TSX Paper & Forest Product Index has been integrated in the S&P/TSX Canadian Materials Index.

Appointment and Remuneration of Auditors

     The board of directors of the Company, on the recommendation of its Audit Committee, proposes that KPMG, chartered accountants, be appointed as auditors of the Company.

     The fees billed by KPMG for services provided to the Company for the 2003 fiscal year were approximately $1,702,000. For audit services, fees were approximately $1,022,000, for audit related services, fees were approximately $419,000, for tax services, fees were approximately $156,000 and for other services, fees were approximately $105,000.

     The Company's Audit Committee has adopted the Pre-approval Policy and Procedures for Services Provided by External Auditors which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by external auditors are pre-approved. Under the terms of the policy, services which involve fees of less than $10,000 are pre-approved. The Audit Committee has delegated to the Chairman of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee which involve the payment of unbudgeted fees in excess of $10,000.

     It is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby for the appointment as auditors of the Company of the firm KPMG, at a remuneration to be fixed by the board of directors.

Other Matters

     Unless otherwise specified, the information contained herein is given as of November 17, 2003. The management knows of no matters which will come before the meeting other than the matters referred to in the notice of meeting. If any amendments or new matters are submitted to the meeting, the accompanying proxy instrument will be voted on such amendments or new matters in accordance with the best judgment of the person voting it.

Montréal, Québec, December 12th, 2003.

   /s/Claude Imbeau

Claude Imbeau
Vice-President,
General Counsel and Secretary

SCHEDULE 'A'

CORPORATE GOVERNANCE PRACTICES

     The board of directors and management of the Company consider good corporate governance to be an important factor in the efficient and effective operation of the Company. The board has carefully considered the corporate governance guidelines of the Toronto Stock Exchange ("TSX") and proposals by various regulatory authorities and practices adopted by its peers, and compared them with its existing practices. The following description summarizes the Company's corporate governance practices. The numbers in parentheses correlate to each of the guidelines set forth by the TSX.

Board of Directors (1, 2, 3, 7, 12)

     The board of directors is responsible for the overall stewardship of the Company and has full power and authority to manage and control the affairs and business of the Company. It establishes the overall policies and standards for the Company. While delegating certain of its authority and responsibilities to committees and to the management of the Company, it retains full effective control over the Company and monitors senior management. The directors are kept informed of the Company's operations at meetings of the board and its committees and through reports and analyses and discussions with management.

     The board currently consists of 12 members. The board believes that such number of directors is large enough to allow the directors to benefit from a wide variety of ideas and viewpoints without compromising communication among the directors and between the directors and management.

     The Company considers that 10 of the 12 directors on the board qualified as outside and unrelated directors throughout the last financial year. Frank A. Dottori, President and Chief Executive Officer of the Company and Luc Rossignol, President of Local 233 of the Communications, Energy and Paperworkers Union (Temiscaming Complex), are related directors. The Company considers the term "unrelated" to mean independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with a director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. In determining whether outside directors are unrelated, the board has considered and discussed the nature and materiality of all relevant relationships between a director and the Company including, without limitation, customer, supplier and service provider relationships. Certain directors may be partners in or officers of entities that provide legal, financial or other services to the Company or its subsidiaries. These directors are considered unrelated given that such services are provided on customary commercial terms by such entities and received by the Company or its subsidiaries in the ordinary course of their businesses and the ability of the Company or its subsidiaries to obtain such services from any one of such entities in particular is not considered material to the Company or its subsidiaries. The board, through the Corporate Governance Committee, will consider the continued appropriateness of board membership of individual directors who retire, change employment, or change the responsibility that they held when they were elected to the board.

     The board of directors has adopted a formal mandate which describes its principal functions. The mandate provides that the board will consider recommendations made by the officers of the Company who are responsible for the general day to day management of the Company and with respect to long term strategic, financial, organizational and related objectives. The mandate of the board also establishes a requirement that the board implement structures and procedures to ensure that it functions independently of management.

The functions of the board include the review and approval of (a) annual audited financial statements, quarterly financial statements and related management discussion and analysis disclosure following review by the Audit Committee and, as applicable, the Corporate Governance Committee, (b) transactions out of the ordinary course of business, and (c) any capital expenditures or other financial commitments in excess of $2,500,000. The board also considers and reviews the means by which shareholders can communicate with the Company, including the opportunity to do so at the annual meeting, through the Company's web-site and the adequacy of resources available within the Company to respond to shareholders through the office of the Secretary or otherwise.

     The Company does not have a significant shareholder.

Committees of the Board of Directors (9, 13)

     The board of directors has established five committees and delegated certain of its authority and responsibilities to each of these committees and has also instructed each of them to perform certain advisory functions and make recommendations and report to the board. With the exception of the Environmental Committee, where Mr. Frank A. Dottori, the President and Chief Executive Officer of the Company is a member, all committees of the board of directors are composed of outside, unrelated directors.

Corporate Governance Committee (4, 5, 6, 7, 8, 10)

     The Corporate Governance Committee is responsible for developing the Company's approach to board governance issues and the Company's response to the TSX governance guidelines. The Corporate Governance Committee reviews and reports to the board annually on the size, composition, profile and compensation of the board of directors, recommends candidates for nominees for election or appointment as directors and evaluates and reports to the board on the performance of the board and its committees and the contribution of members of the board and its committees. The Corporate Governance Committee also reviews, on an annual basis, the board/management relationship and recommends to the board structures and procedures to ensure that the board functions independently of management. The Corporate Governance Committee approves and implements an appropriate orientation and education program for new members of the board to ensure that prospective candidates for board membership have received the appropriate information to permit them to fully understand the role of the board and its committees and the contributions expected from individual directors. The Corporate Governance Committee met four times during the last financial year. The Corporate Governance Committee is composed of Messrs. Jacques J. Giasson (Chairman), Claude Boivin, Pierre Goyette, Gordon S. Lackenbauer and Robert K. Rae.

Audit Committee (13)

     The Audit Committee meets on a regular basis with the financial officers of the Company and the independent auditors to review and inquire into: (a) matters affecting financial reporting; (b) the system of internal accounting and financial controls and procedures; (c) independence of the external auditors; (d) the audit procedures and audit plans; and (e) the financial and business risks or exposures of the Company and the steps that management has taken to control such risks. It also recommends, to the board of directors, the external auditors to be appointed and their remuneration. During the last financial year, the aggregate amounts paid for professional services rendered by the Company's auditors, KPMG, chartered accountants and its affiliates, to the Company and its subsidiaries were approximately $1,702,000. For audit services, fees were approximately $1,022,000, for audit related services, fees were approximately $419,000, for tax services, fees were approximately $156,000 and for other services, fees were approximately $105,000. The board of directors has determined that the nature of the services provided and the fees paid to its external auditors for non-audit services should not affect their ability to carry out the external audit with independence.

     The Audit Committee reviews and recommends to the board, for approval: (a) the financial statements in the annual report; (b) the audited annual financial statements and the management discussion and analysis contained therein; (c) prospectuses and other offering memoranda; and (d) financial statements and other documents required by regulatory authorities. The responsibilities of the Audit Committee, including those responsibilities described above, are reviewed by the board of directors annually. The Audit Committee met four times during the last financial year. This committee is composed of Messrs. Pierre Goyette (Chairman), Claude Boivin, Jacques J. Giasson, James E. Brumm, Ms. Guylaine Saucier and Ms. Mary Theresa McLeod, all of whom are financially literate and three of whom have accounting or related financial expertise, with Mr. Goyette, and Ms. Saucier possessing the professional designation of Chartered Accountant.

Human Resources Committee (1, 5, 6, 8)

     The Human Resources Committee is responsible for reviewing and making recommendations to the Board for the appointment of persons to senior executive positions, considering terms of employment, including succession planning and matters of remuneration, recommending awards under the Company's long-term and short-term incentive plans, employee stock purchase plan, employee profit sharing plans and for certain matters relating to the design and funding of the Company's pension plans. The Human Resources Committee annually reviews and approves the remuneration of corporate officers and the remuneration of all other employees of the Company on an aggregate basis.

     The Human Resources Committee is responsible for reviewing the adequacy of the occupational health and safety policies and assessing the performance of the Company under such programs. Where appropriate, the Human Resources Committee reports or makes recommendations on significant issues to the board of directors. The Human Resources Committee's responsibilities include: (a) reviewing the Company's occupational health and safety policies; (b) reviewing compliance reports and the plan and timetable to correct deficiencies; (c) monitoring the Company's performance in relation to applicable occupational health and safety legislation and standards; and (d) reviewing and reporting to the board of directors on the appropriateness of the policy guidelines and on the state of readiness to respond to crisis situations.

     The Human Resources Committee met four times during the last financial year. This committee is composed of Messrs. Jacques J. Giasson (Chairman), Claude Boivin, James E. Brumm and Robert K. Rae.

Environmental Committee (1)

     The Environmental Committee is responsible for reviewing and making recommendations and reports to the board of directors relating to the policies, standards, practices and programs of the Company on matters relating to the environment. This committee met three times during the last financial year. This committee is composed of Messrs. Bernard Lamarre (Chairman), Frank A. Dottori, Jacques J. Giasson and François Tremblay.

Pension Fund Advisory Committee (1)

     The Pension Fund Advisory Committee assumes the role of administrator for the corporate-sponsored registered pension plans of Tembec supervising the administration of the retirement plans. This committee notably monitors the investment performance of the trust funds for the Company's retirement plans and compliance with applicable legislation and investment policies. This committee met three times during the last financial year and is composed of Messrs. Robert K. Rae (Chairman), James E. Brumm, Jacques J. Giasson and Ms. Guylaine Saucier.

Summary of Attendance of Directors

     The board of directors met nine times during the last financial year, with three meetings being held outside of the normal course of business.

     The overall attendance was 92% at board meetings and 98% at committee meetings for the year.

With Further Reference to Other TSX Guidelines:

     In addition to the matters and practices hereinabove described, the board of directors has explicitly assumed responsibility for the following duties and objectives:

1.  Adoption of a Strategic Planning Process (1)

The board has the responsibility to participate, through its committees, in developing and approving the mission of the Company, its objectives and goals and the strategy by which it proposes to reach those goals. The board oversees the implementation of an action program based on the purpose, strategy, operations, results, organization, resources and environment of the Company.

The board has the responsibility to ensure congruence between shareholder expectations, Company plans and management performance.

The strategic planning process, involving five-year plans, is the responsibility of management. The board annually participates in strategic planning, provides guidance for the development of corporate strategy, reviews the strategic plans proposed and developed by management, ensuring that such plans include an assessment of the opportunities and risks of the Company's business, and approves the strategic plans.

2.  Identification and Management of Principal Risks and Opportunities (1)

The board has considered and does, in its meetings and deliberations, consider the principal risks and opportunities of the Company's business and receives and reviews reports of the Company's assessment and management of such risks and opportunities.

The Audit Committee, the Human Resources Committee and the Environmental Committee play a key role in identifying the Company's principal risks and opportunities, and in implementing and monitoring systems put in place to address these risks and opportunities.

3.  Selection of Candidates to the Board of Directors (4, 6, 12)

Pursuant to the mandate of the board of directors, the board considers the skills and competence of the members of the board on an annual basis, from the perspective of determining which additional skills and competences would be helpful to the board. The identification of specific candidates for consideration for board membership is the responsibility of the Corporate Governance Committee, which will be guided by the findings of the board in relation to competences and skills required. The membership of the board must include at least three directors that are or have been directly or indirectly involved in the development, operation or management of a forest products company.

The board, through its Corporate Governance Committee, is also responsible for providing prospective directors with sufficient information to permit them to fully understand the role of the board, the role of committees of the board, and the contribution that individual directors are expected to make, including the commitment of time and energy that the Company expects from directors.

4.  Selection of Management (1, 11)

The board, acting upon the advice of the Human Resources Committee, has the responsibility for the appointment of a chief executive officer, for the development of the chief executive officer's position description and objectives, for monitoring and assessing the chief executive officer's performance against these objectives, determining the chief executive officer's compensation and providing advice and counsel in the execution of the chief executive officer's duties. The Human Resources Committee has recently reviewed the position description of the chief executive officer as well as his performance.

The board also has the responsibility for approving the appointment of all other senior executives, acting upon the advice of the Human Resources Committee.

5.  Succession Planning, Training and Performance of Senior Management (1)

The board has the responsibility for ensuring that adequate provision has been made for management succession.

A succession plan exists for key executive positions in the Company. Specific individuals have been identified as candidates to replace key positions, including the Chief Executive Officer and his direct reports, in case of sudden departure of a key executive, for any reason.

The Human Resources Committee reviews and reports to the board on organizational structure and management succession planning matters. It reviews and monitors executive performance and development programs.

The board encourages senior management to participate in appropriate professional and personal development activities, courses and programs, and supports management commitment to the training and development of all permanent employees.

6.  Monitoring and Acting (1)

The board expects management to be responsible for the operation of the business, while respecting authorized financial limits, and adhering to the strategic plan, operational budget and the policies adopted by the Company. The board has the responsibility to monitor the Company's progress towards its goals, and to revise and alter its direction in light of changing circumstances.

The board has the responsibility to take action when performance falls short of its goals or as other special circumstances warrant.

7.  Communications Policy (1)

The board is responsible for ensuring effective communication between the Company, its shareholders and the public. The board has mandated the Audit Committee, the Corporate Governance Committee and the Environmental Committee to review and advise the board on policies and programs to create a strong, cohesive, sustained and positive image of the Company for customers, shareholders, governments and the public.

The board has the responsibility for ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards. It has also the responsibility for timely reporting of any other developments that have a significant and material impact on the value of the shareholders' assets, and for reporting annually to shareholders on its stewardship for the preceding year. Shareholders may also obtain information by communicating directly with management by telephone, mail or the Company's web-site.

The board of directors has adopted a disclosure policy for the Company. This policy, which will be reviewed annually, provides guidance with respect to the Company's interaction with analysts and the public and contains measures to assist the Company in avoiding selective disclosure.

8.  Integrity of Internal Control and Management Information Systems (1)

The board has, through its various committees, put in place an effective system for ensuring integrity of internal control and management information systems and monitoring the implementation of corporate strategies in various areas, such as, for example:

  •   With regard to the Audit Committee:

compliance of financial reporting with generally accepted accounting standards and principles, review of the financial position of the Company, management programs and procedures regarding internal controls, management's response to the internal control recommendations of the external auditors;

  •   With regard to the Corporate Governance Committee:

composition and remuneration of the board of directors and committee members and effectiveness of management interaction with the board;

  •  With regard to the Human Resources Committee:

employment, remuneration and occupational health and safety;

  •  With regard to the Environmental Committee:

compliance with environmental policies, standards and applicable legislation;

  •   With regard to the Pension Fund Advisory Committee:

monitoring the investment performance of the trust funds for the Company's retirement plans and compliance with applicable legislation and investment policies.

9.  Independence of the Board of Directors from Management (12)

The Chairman of the board of directors is appointed by the full board and may not be a member of management. The Chairman of the board, Jacques J. Giasson, was chosen by the full board, is an unrelated director, and serves as independent board leader. The Chairman is responsible for ensuring that the board evaluates the performance of management objectively and that the board understands the boundaries between board and management responsibilities. The Chairman also ensures that the board is in full control of the Company's affairs and alert to its obligations to the shareholders.

Frank A. Dottori, President and Chief Executive Officer of the Company, is both a member of management of the Company and a director. Mr. Dottori was present at all meetings of the board in the last financial year, unless the topic discussed related to the performance or compensation of the Chief Executive Officer. The Vice-President, General Counsel and Secretary and the Chief Financial Officer of the Company were also present at all regularly scheduled meetings of the board of directors. At the invitation of the board, certain members of senior management attend board meetings and provide reports to the board on the financial and operating performance of the various business groups of the Company. The board does not see a need to meet on a regular basis without management present, but does exclude management from time to time, as appropriate.

10.  Outside Advisors (14)

The Corporate Governance Committee, through its Chairman, will evaluate and, if appropriate, approve any requested engagement by individual directors of outside advisors at the Company's expense.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

Claude Imbeau_________________________
Vice-President, General Counsel and Secretary

Date: December 19, 2003